September 26, 2025

VIA EDGAR

To:	Ms. Jee Yeon Ann
Mr. Michael Volley
Ms. Aisha Adegbuyi
Ms. Tonya Aldave
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Sibo Holding Limited
Registration Statement on Form F-1, as amended
File No.: 333-289242

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sibo Holding Limited (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on September 30, 2025, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter. The Company understands that the underwriter of the offering has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Very truly yours,

Sibo Holding Limited

/s/ Ju Liu
By:	Ju Liu
Title:	Chairman of Board of Director